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                            August 27, 2021

       Maxim Melnikov
       Chief Executive Officer
       Solaredge Holdings Limited
       64 Agiou Georgiou Makri
       Anna Maria Lena Court, Flat 201
       Larnaca, 6037
       Cyprus

                                                        Re: Solaredge Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
12, 2021
                                                            CIK No. 0001867752

       Dear Mr. Melnikov:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 27, 2021.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Summary Consolidated Financial and Other Operating Data
       Non-IFRS Measures, page 11

   1. We note your revised disclosures in response to prior comment 7. Please revise here to present Net margin with
greater prominence of Adjusted EBTIDA margin
                                                        disclosed. Refer to
Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
                                                        Non-GAAP C&DIs.
   2. When disclosing Core Business Adjusted EBITDA for Moscow and the Moscow region
 Maxim Melnikov
FirstName LastNameMaxim
Solaredge Holdings Limited Melnikov
Comapany
August 27, NameSolaredge
           2021           Holdings Limited
August
Page 2 27, 2021 Page 2
FirstName LastName
         throughout the filing, please revise to also disclose Core Business Adjusted EBITDA for
         Other regions.
Consolidated Financial Statements
Note 5. Segment Information, page F-22

3. Please describe in greater detail and quantify the revenue and costs that are split by
         business unit included in the    monthly written reports    discussed
in your response to prior
         comment 15, and tell us how that information is used by the CODM. If different from the
         information contained in the    monthly written reports,    please
describe in further detail
         and quantify the revenue and certain costs by business unit reviewed by the CODM discussed in your response to prior comment 16.
4. We note your description of the budget process in your response to prior comment 15.
         Please address the following:
             describe in greater detail the revenue and cost information reflected in the budgets at the business unit level and the supporting information for the budget calculations that are provided to the CODM;
             describe the process by which the annual budget is re-assessed on a quarterly basis if there are deviations in revenue above a certain threshold, the
CODM   s involvement,
             what the revenue threshold is, and how it was determined. Please also describe how often changes have been made to the budget due to exceeding the revenue threshold
             and for    significant changes    as described in your response;
and
             explain the circumstances under which changes in the budget to reflect revised allocations to the products are made, the process for making such changes, and the
             CODM   s involvement. Provide examples to support your
explanation.
5. We note your response to prior comment 17. Please expand on your analysis of how the operating segments aggregated within Adjacent Services have similar economic characteristics. As part of your response, provide us with:
             the financial information for each of your operating segments that you considered in concluding said operating segments have similar economic characteristics, and your analysis of such information. In this regard, your response refers to the aggregated
             operating segments as having    comparable profit/(loss) margins;
  and
             additional details and your analysis for each of the operating segments supporting the
             assertion in your response that    [t]hey also involve similar
economic risks and hence
             are likely to have similar implications for the prospects for future net cash inflows to the entity or net cash outflows.
6. Your response to prior comment 17 indicates that each of the aggregation criteria in paragraphs 12(a) through (e) of IFRS 8 are satisfied for the operating segments aggregated within Adjacent Services. However, it is unclear how your analysis considered what appears to be differences between these operating segments based on disclosure in your filing (e.g., pages 104 and 105) and information provided in your responses to our comments. For example, you state in your response to comment 15 that your Mortgage
 Maxim Melnikov
Solaredge Holdings Limited
August 27, 2021
Page 3
      Marketplace operating segment    earns commissions, on a pay per lead
model, charged to
      banks and financial institutions for users applying for mortgages through our platform,
      whereas your Valuation and Analytics operating segment    earns fees
derived from the
      customers for providing access to the Group   s proprietary real estate
market research, data
      analytics and market intelligence services.    Please provide an expanded
analysis of how
      each of the operating segments aggregated within Adjacent Services are similar in the nature of products and services, nature of the production process, and type or class of customer for their products and services and specifically address the differences between these operating segments described above. In your analysis, describe the criteria in paragraphs 12(a) through (c) of IFRS 8 as they apply to each of your operating segments within Adjacent Services, and compare and contrast each operating segment with the others.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameMaxim Melnikov
                                                           Division of
Corporation Finance
Comapany NameSolaredge Holdings Limited
                                                           Office of Technology
August 27, 2021 Page 3
cc:       J. David Stewart
FirstName LastName